Exhibit 99.5

CONSENT OF EXPERT

May 12, 2025

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)	the inclusion in this Form 6-K of references to my name in connection with the scientific and technical information contained in Company’s Management Discussion & Analysis for the three months ended March 31, 2025 filed with United States Securities and Exchange Commission (the “SEC”) (the “Technical Information”); and

(2)	the filing of this consent under cover of this Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey